Exhibit 4.9

EXECUTION VERSION

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED MICHAEL KORS (USA), INC.

STOCK OPTION PLAN

WHEREAS, Michael Kors (USA), Inc., a corporation organized under the laws of Delaware (the “Company”), originally adopted the Michael Kors (USA), Inc. Stock Option Plan on April 15, 2008, which Plan was amended and restated effective as of July 11, 2011 (as amended from time to time, the “Plan”).

WHEREAS, the Board of Directors of the Company (the “Board”) or the Option Committee may, at any time, amend the Plan provided that such amendment does not adversely affect the rights of the Grantees with respect to Options previously granted under the Plan.

WHEREAS, the Board has determined that it is advantageous to the Grantees to amend the Plan to permit Options to be transferred to certain Permitted Assignees (as defined below).

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Section 2 of the Plan shall be amended by relettering Sections 2(y) through 2(jj) as Sections 2(z) through 2(kk), and adding the following definition as new Section 2(y):

“(y) Permitted Assignee” shall have the meaning set forth in Section 11(d)(ii).”

2. Section 11(d) of the Plan shall be amended by renumbering it as Section 11(d)(i) and adding the following proviso at the beginning thereof:

“(i) Except as provided in Section 11(d)(ii) below,”

3. Section 11(d) of the Plan shall be further amended by adding a new subsection (ii) at the end thereof as follows:

“(ii) To the extent and under such terms and conditions as determined by the Option Committee, a Grantee may assign or transfer an Option without consideration (each transferee thereof, a “Permitted Assignee”) (i) to the Grantee’s spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) to a trust for the benefit of one or more of the Grantee or the persons referred to in clause (i), (iii) to a partnership, limited liability company or corporation in which the Grantee or the persons referred to in clause (i) are the only partners, members or shareholders or (iv) for charitable donations; provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Grant Certificate relating to the transferred Option and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Grantee shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the transfer agent of Michael Kors Holdings Limited in effectuating any transfer permitted under this Section.”

EXECUTION VERSION

Except as expressly set forth in this Amendment, all other terms and conditions set forth in the Plan shall remain in full force and effect. Capitalized terms used and not defined herein shall have the meanings set forth in the Plan.

This Amendment has been adopted by the Board of Directors of the Company as of May 3, 2012.